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                          UNITED STATES              ---------------------------
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                          SCHEDULE 13D               ---------------------------

                    Under the Securities Exchange Act of 1934

                               AMENDMENT NUMBER 1

                         LEGAL ACCESS TECHNOLOGIES, INC.
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                   52464H 10 2
                     ______________________________________
                                 (CUSIP Number)

                             Mekelburg Family Trust
                    (Formerly Filed As:  Myrna Lee Mekelburg)
                                 4654 Hoeker Way
                               Las Vegas, NV 89117

                                 (702) 949-6115
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 52464 H 10 2
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1.     Names of Reporting Persons

       I.R.S. Identification Nos. of above persons (entities only).:
       Mekelburg Family Trust

--------------------------------------------------------------------------------

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     [_]
(b)     [ ]

--------------------------------------------------------------------------------

3.     SEC Use Only:

--------------------------------------------------------------------------------

4.     Source of Funds  (See Instruction):     PF

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

--------------------------------------------------------------------------------

6.     Citizenship or Place of Organization:     U.S.A.

--------------------------------------------------------------------------------

Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole Voting Power:           600,000 SHARES

                        _______________________________________________________

8.     Shared Voting Power:         NOT APPLICABLE

                        _______________________________________________________

9.     Sole Dispositive Power:      600,000 SHARES

                        _______________________________________________________

10.     Shared Dispositive Power:   NOT APPLICABLE

--------------------------------------------------------------------------------

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:
        600,000 SHARES

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

        NOT APPLICABLE

13.     Percent of Class Represented by Amount in Row (11):     9.88%

--------------------------------------------------------------------------------

14.     Type  of  Reporting  Person  (See  Instructions):       IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                   Page 2 of 4

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CUSIP No. 52464 H 10 2
--------------------------------------------------------------------------------

ITEM  1.     SECURITY AND ISSUER.

The  class  of  equity  securities  to which this Statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of LEGAL ACCESS TECHNOLOGIES, INC., a Nevada Corporation (the "Company"). The principal executive offices of the Company are located at 2300 W. Sahara Ave., Suite 500, Box 18, Las Vegas, Nevada 89102

ITEM  2.     IDENTITY AND BACKGROUND

A. Name of Person filing this Statement: Stuart Cane, Executor of the Estate of Myrna L. Mekelburg (the "Holder")

B.   Residence  or  Business  Address:  4654  Hoeker  Way,  Las  Vegas, NV 89117

C. Present Principal Occupation and Employment: The Holder is a self-employed businessman.

D. The Holder has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E. The Holder has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.   Citizenship:  United  States  of  America.


ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

     Shares  acquired  as  part  of  a  merger  in  a  share  for share exchange

ITEM  4.     PURPOSE  OF  TRANSACTION

     Name  correction  and  change  in  percentage  of  shares  held.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

A. As of June 11, 2001, the Holder holds beneficially the following securities of the Company:

Title of Security       Amount          Percentage of Shares of Common Stock*
------------------      --------------  -------------------------------------
Common Stock            600,000         9.88%
Options
---------------------   --------------  -------------------------------------
*calculated  in  accordance  with  Rule  13d-3


                                   Page 3 of 4

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CUSIP No. 52464 H 10 2
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B.   The  Holder  has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose or to direct the disposition of the Shares held by him.

C.   Not Applicable

D.   Not Applicable.

E.   Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            July 22, 2002
                                            ____________________________________
                                                  Date
                                            /s/ Stuart Cane
                                            ____________________________________
                                                  Signature

                                            Stuart Cane, Executor
                                            Mekelburg Family Trust
                                            ____________________________________
                                                  Name/Title



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